Revo Ventures Inc.

Post Office 020, Lu Yuan District

Chang Chun, Ji Lin

China, 130062

Phone: 139-4303-4459

April 4, 2007

John D. Reynolds

Assistant Director

Division of Corporate Finance

United States Securities and Exchange Commission

100 F. Street North East

Washington, DC

USA 20549

Re: Revo Ventures Inc.

Registration Statement on Form SB-2/A-2

Filed February 12, 2007

File No. 333-136981

Dear Mr. Reynolds:

We have reviewed your comment letter and have taken every effort to respond accurately and fully to meet your satisfaction. Provided below is our point by point response to your comments. If you should have any further questions, please feel free to contact Revo Ventures Inc. directly at the numbers provided above.

Financial Statements

   1.   Please find an updated auditor's consent letter attached to this filing as Exhibit 23.

   2.   Please find updated financial statements for the three months ended January 31, 2007 included in within the filing.

Regards,

Jianbin Chen

President

Revo Ventures Inc.